UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

StepStone Private Credit Fund LLC

(Name of Subject Company (Issuer))

StepStone Private Credit Fund LLC

(Names of Filing Person (Offeror and Issuer))

Limited Liability Company Interests

(Title of Class of Securities)

None

(CUSIP Number of Class of securities)

Darren Friedman

Chief Executive Officer

StepStone Private Credit Fund LLC

277 Park Avenue, 44 Floor

New York, New York 10172

(212) 351-6100

(Name, address and telephone no. of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Richard Horowitz, Esq.

Clay Douglas, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by StepStone Private Credit Fund LLC (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on August 1, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase up to 2,415,266 shares of its outstanding limited liability company interests (the “Shares”), at a purchase price equal to the net asset value per Share as of September 30, 2025, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are filed with the Schedule TO as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively.

This Amendment is being filed by the Company to report the final results of the Offer. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The following information is provided pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended:

–	The Company has determined the final results of the Offer, which expired at 11:59 p.m., Eastern Time, on August 28, 2025; and

–	No Shares were tendered by Shareholders in connection with the Offer and, as a result, the Company has accepted no Shares for purchase pursuant to the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

StepStone Private Credit Fund LLC

Date: October 31, 2025	By:	/s/ Joseph Cambareri
Joseph Cambareri
Chief Financial Officer and Corporate Secretary